Filed pursuant to Rule 433
Registration Statement No. 333-217042

GLADSTONE LAND

Company and Offering Overview



SPRING VALLEY ROAD, WATSONVILLE, CA

Gladstone Land Corporation
A Farmland Real Estate Investment Trust

$150,000,000 Series B Preferred Stock
A Publicly-Registered Non-Traded REIT Preferred Offering

Risk Factors: An investment in shares of Gladstone Series B Preferred Stock involves a high degree of risk. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the risk factors summarized on page 6 of this brochure and delineated in the "Risk Factors" sections of the prospectus supplement and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other information we will file from time to time with the SEC before deciding whether an investment in shares of Gladstone Series B Preferred Stock is suitable for you.

The Farmland Opportunity

Increasing global demand for natural foods has continued to lead to both steady and significant increases in farmland values across the majority of the U.S. in recent years. According to the U.S. Department of Agriculture (the "USDA"), average per acre values of U.S. cropland have doubled over the past decade.[1] We believe domestic and global production growth is also a major driver behind the overall increased value and demand for farmland. According to the United Nations, global population is expected to grow by 36% between 2012 and 2050.[2] We believe that population growth and the rising demand for natural foods will result in a strong increase in demand for our farms over the long-term, enabling us to consistently increase the rental rates on our farms. We also expect that the values of our farmland will increase at rates greater than that of inflation. We intend to continue to mitigate any interest rate or inflation risk by including annual escalations and upward market-rate adjustments to rental rates in our leases, while continuing to seek out superior and diversified cropland across the U.S.

> **We believe that population growth and the rising demand for natural foods will result in a strong increase in demand for our farms over the long-term, enabling us to consistently increase the rental rates on our farms."**

Farmland Growth vs. Population Growth


35.7 %
Overall Growth[2]
10
7
5
3
0
Hectares & People (Billions)
5.5 %
Overall Growth[3]
2012
2050
POPULATION
LAND

1. USDA, Economic Research Service using data from USDA, National Agricultural Statistics Service (2017). Land Values: 2017 Summary
2. United Nations, Department of Economic and Social Affairs, Population Division (2007 and 2015). World Population Prospects: The 2017 Revision
3. United Nations, Food and Agriculture Organization of the United Nations (2012). World Agriculture Towards 2030/2050: The 2012 Revision, ESA Working Paper No. 12-03

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Gladstone Land's Investment Focus

We focus on acquiring high-value farmland that we lease to farmers, primarily on a triple-net lease basis. Our primary focus is on annual fresh produce (fruits and vegetables), while our secondary focus is on permanent crops (such as blueberries, grapes and nuts).

FARM AND FARMER CHARACTERISTICS

- On-site water sources
- High-value crops like fruits and vegetables
- Established rental markets with abundance of strong operators
- Tenant farmers/operators with established histories and substantial farming resources
- Family-owned farms where sale-leaseback transactions free up capital for farmers, often to invest in and improve their operations

TRANSACTION STRUCTURES

- $2 million to $50 million transaction sizes
- Favorable lease characteristics:
    - Triple Net – we own the land, and the farmers/operators are required to pay taxes, insurance, maintenance and other operating costs
    - Lease Term – 5-10+ year duration with built-in rent escalations and upward market resets

DIVERSIFICATION[1]

- 72 farms in our portfolio
- Farms located across nine states
- Greater than 63,000 acres of land
- More than 39 different crop types farmed by 49 unrelated farmer tenants


4
1
27
6
9
2
4
2
17
EXISTING STATES
CROP TYPES & # OF FARMS

1. As of September 30, 2017

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about

More About Gladstone Land

We are a farmland real estate investment trust that specializes in purchasing farms and farm-related properties and leasing them to farmers. We have owned farmland since our incorporation in 1997, when we began operating strawberry farms through our former subsidiary, Coastal Berry Company, LLC, an entity that provided growing, packaging, marketing and distribution of fresh berries and other agricultural products. We sold Coastal Berry's operations to Dole Food Company while keeping ownership of the land. Since then, our operations have consisted solely of leasing our farms to third-party tenants. At our Initial Public Offering in 2013, we became the first ever publicly-traded farmland REIT. We are led by David Gladstone, who has more than 30 years of experience in the investment and farming industry, and the management team with collectively more than 100 years of farming and farming-related experience.

IPO IN 2013
THE FIRST EVER U.S. PUBLICLY-TRADED FARMLAND REIT

GLADSTONE MANAGEMENT HAS MORE THAN $2.0B ASSETS UNDER MANAGEMENT* ACROSS 4 PUBLICLY-TRADED FUNDS**

CURRENTLY OWN 72 FARMS WORTH $532 MILLION IN FAIR MARKET VALUE*

SENIOR MANAGEMENT OWNS MORE THAN 20% OF LAND'S COMMON STOCK*

Note: Some of the statements made relate to Gladstone Land's common stock and LAND's investment adviser. There is no assurance that the shares of Series B Preferred Stock will achieve similar future results.

* As of September 30, 2017
** Our affiliated investment advisor

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Offering Summary

Gladstone Land Corporation's Series B Preferred Stock Offering is designed with the goals of potentially providing investors with steady income and preservation of capital.[1] There can be no assurance that we will achieve these objectives.

SHARES
Series B Cumulative Redeemable Preferred Stock ("Shares"). The Shares will rank senior to Gladstone Land's Common Stock and on parity with its Series A Preferred Stock with respect to payment of dividends and distribution of amounts on liquidation, dissolution and winding up.

SHARE PRICE & DIVIDEND RATE
$25.00 per Share with a minimum initial investment of $25,000. No minimum for qualified retirement accounts.
6.0% annualized dividend, or $1.50 per Share per year annualized, intended to be paid monthly in 12 distributions of $0.125 per Share per month.[1] Dividends on the Series B Shares are cumulative and must be paid in preference to dividends on common stock.

SIZE
$150 million

TERM
The earlier of five (5) years from the offering's initial prospectus filing or the sale of all 6,000,000 Shares being offered.

COMMISSIONS, FEES, AND EXPENSES
Selling commissions up to 7.0%, dealer manager fees of 3.0%, and estimated offering expenses of 2.5% of gross proceeds. We will not pay selling commissions on sales to fee-based (and certain other) accounts, as described in the prospectus supplement.

DEALER MANAGER
Gladstone Securities, LLC



Investment Features

Diversified Portfolio	We already own a portfolio of 72 farms that comprise approximately 63,000 acres of land across 9 states with current fair value of approximately $532 million, as of September 30, 2017.
Inflation	The prices of produce crops have historically outpaced inflation.[2] We primarily own farms that grow produce crops. Also, we seek to structure our leases with built-in contractual rent escalators. We have averaged over a 9.0% increase in rental rates on all lease renewals since our IPO in January 2013.[3]
Public Listing	We anticipate applying to list the Shares on NASDAQ or another national securities exchange within one calendar year after the offering ends, but there can be no assurance that we will achieve this objective. There is currently no public market for the Shares, and we do not expect a public market to develop prior to listing the Shares on an exchange, if at all.
Redemption Feature	Each investor may annually request redemption of all or a portion of his/her Shares at $23.50 per Share. The annual pool we will make available for satisfying redemptions is limited to 5% of the total number of Shares sold in that year from January to November multiplied by $25. This redemption cap may limit your ability to redeem some or any of your Shares.
Transparency	While the Shares are not listed on any exchange, our Common Stock is listed on NASDAQ under the symbol "LAND". As such, we file annual, quarterly, and periodic reports with the SEC. Because the Shares are not traded, it may be difficult to determine the value of the Shares or your return on investment.

1. There is no guarantee of capital preservation or continuous dividends.
2. Bureau of Labor Statistics, United States Department of Labor, CPI Detailed Report, Data for 1985-2016
3. There can be no guarantee that rental rates on lease renewals will continue to increase.

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GLADSTONE SECURITIES

Dealer Manager (Member FINRA/SIPC)

1521 Westbranch Drive, Suite 100
McLean, VA 22102

Investors: Contact your financial advisor
Finance Professionals: Call (703) 287-5900 or toll-free (833) 849-5993

www.gladstoneofferings.com

RISK FACTORS

Please consult the prospectus supplement for this offering for a recitation of the risk factors of this offering. If any of the risks contained in or incorporated by reference into the prospectus supplement or the accompanying prospectus develop into actual events, our business, financial condition, liquidity, results of operations, FFO, adjusted funds from operations or our prospects could be materially and adversely affected, we may be unable to timely pay the dividends accrued on the Series B Preferred Stock, the value of the Series B Preferred Stock could decline and you may lose all or part of your investment. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Some statements in the prospectus supplement, including statements in the risk factors, constitute forward-looking statements. See the "Forward-Looking Statements" and "Risk Factors" sections in the prospectus supplement, the accompanying prospectus and in our regular filings with the SEC for additional risks which may affect us or the shares of our Series B Preferred Stock (the "Shares").

- There will initially be no public market for the Shares as we do not intend to apply for quotation on NASDAQ until after the Termination Date, and even after listing, if achieved, a liquid secondary trading market may not develop and the features of the Shares may not provide you with favorable liquidity options.
- The Shares will not be rated.
- Dividend payments on the Series B Preferred Stock are not guaranteed.
- We operate as a holding company dependent upon the asset and operations of our subsidiaries, and because of our structure, we may not be able to generate the funds necessary to make distributions on the Shares.
- We will be required to terminate this offering if both our common stock and the Series A Preferred Stock are no longer listed on NASDAQ or another national securities exchange.
- The ability to redeem shares of Shares may be limited.
- The Shares will bear a risk of redemption by us.
- The cash distributions you receive may be less frequent or lower in amount than you expect.
- Upon the sale of any individual property, holders of Shares do not have a priority over holders of our common stock regarding return of capital.
- Your percentage of ownership may become diluted if we incur additional debt or issue new shares of stock or other securities, and incurrence of indebtedness and issuances of additional preferred stock or other securities by us may further subordinate the rights of the holders of our common stock and preferred stock.
- Our ability to pay dividends and/or redeem shares of Shares may be limited by Maryland law.
- Our charter contains restrictions upon ownership and transfer of the Shares, which may impair the ability of holders to acquire or dispose of the Shares.
- Holders of the Shares will be subject to inflation risk.
- An investment in the Shares bears interest rate risk.
- Holders of the Shares will bear reinvestment risk.
- Holders of Shares will have extremely limited voting rights.
- Our management will have broad discretion in the use of the net proceeds from this offering and may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
- We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms.
- We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Shares less attractive to investors. We elected to take advantage of the option to delay adoption of new or revised accounting standards until they are required to be adopted by private companies; consequently, our current and prior financial statements may not be comparable to those of other public companies.
- We have paid, may continue to pay, or may in the future pay, distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations or earnings are not sufficient to fund declared distributions. Rates of distribution to holders of our common stock and preferred stock will not necessarily be indicative of our operating results. If we make distributions from sources other than our cash flows from operations or earnings, we will have fewer funds available for the acquisition of properties and your overall return may be reduced.
- If the properties we acquire or invest in do not produce the cash flow that we expect in order to meet our REIT minimum distribution requirement, we may decide to borrow funds to meet the REIT minimum distribution requirements, which could adversely affect our overall financial performance.
- Gladstone Securities, the dealer manager in this offering, is our affiliate, and we established the offering price and other terms for the Shares pursuant to discussions between us and our affiliated dealer manager; as a result, the actual value of your investment may be substantially less than what you pay.
- Payment of fees to our Adviser and its affiliates, including our affiliated dealer manager will reduce the cash available for investment and distribution and will increase the risk that you will not be able to recover the amount of your investment in our shares of Shares.
- If you fail to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in this offering, you could be subject to liability and civil or criminal penalties.

Gladstone Land Corporation ("LAND") has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents that LAND has filed with the SEC for more complete information about LAND and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Gladstone Securities, LAND's dealer manager for this offering, will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free at (833) 849-5993.

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